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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2000.
                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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              DENISON INTERNATIONAL REPORTS RESULTS FOR THE FOURTH
              ----------------------------------------------------
                            QUARTER AND TWELVE MONTHS
                            -------------------------

     MARYSVILLE, Ohio - February 14, 2000 - Denison International plc (NASDAQ:
DENHY) today reported results for the fourth quarter and twelve month period ended December 31, 1999.

     For the current three months ended December 31, 1999, the Company's net sales decreased 11.0% to $34.3 million, from $38.5 million in the fourth quarter of 1998. Restated, net sales (at 1998 fourth quarter exchange rates) for the current fourth quarter were $36.2 million, a 6.1% decrease over the comparable 1998 period. Net Income was $1.6 million, or $.15 per diluted share, for the fourth quarter of 1999, compared to net income of $3.4 million and diluted earnings per share of $.30 for the comparable 1998 period. On a normalized basis (assuming a 30% effective tax rate) earnings per share for the fourth quarter 1999 were $.20 versus $.28 for the same period in 1998.

     1999 net sales of $135.5 million declined by $9.7 million, or 6.7% versus 1998. Restated, net sales (at 1998 exchange rates) were $137.6 million for the twelve months ended December 31, 1999, a decline of $7.6 million or 5.2% versus 1998. Net income for 1999 was $8.3 million, or $.74 per diluted share, as compared with $16.3 million, or $.1.46 per diluted share for 1998. On a normalized basis (assuming a 30% effective tax rate) earnings per share for the 1999 were $.81 versus $1.40 for the same period in 1998.

     Commenting on the results, President and CEO David Weir stated, "Fourth quarter operating profit increased 91% from third quarter levels. Nevertheless the results for the period were impacted by a disruption to business caused by the implementation of a new computer software system in Germany, which resulted in the loss of production and sales during


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the quarter. In addition there were non-recurring charges in the quarter for unrealized losses on inter-company loans and foreign exchange contracts, and some minor severance costs." "The Company's inventory reduction plans were successfully completed with a decrease of $5.2 million achieved for 1999 (before the impact of foreign currency movements). During the year the Company generated $9.3 million of cash from operations after capital expenditures of $6.3 million and before payments in 1999 relating to last years acquisition of Lokomec Oy. Exchange rate movements reduced the value of foreign held currency by $4.4 million."

     Weir also stated that, " We are continuing to review and are aggressively pursuing acquisition opportunities, with several possible opportunities in various stages, in keeping with our long-term growth strategy. Finally, the increases in basic commodity prices, coupled with strengthened sales efforts, are resulting in increased customer demand. Order receipts were up 9.5% in the fourth quarter versus last year which equates to a nearly 15% increase after adjusting for currency movements. US domestic orders were up 19%. This increased demand, combined with the cost reductions implemented during the year should produce improved results for 2000."

     Segment Information
     -------------------

     On a segment basis versus fourth quarter 1998 results, sales in Europe for the quarter ended December 31, 1999 decreased 8.2% or $1.7 million, while sales in the Asia-Pacific region increased by $.1 million or 2.0%. Sales in North America declined by $2.6 million or 20.0%. Restated, net sales (at 1998 fourth quarter exchange rates) for the current fourth quarter were $21.6 in Europe, a 2.4% increase versus 1998, while sales in the Asia-Pacific region were $4.3 million, a $.2 million or 4.5% decrease versus fourth quarter 1998. European net income for the quarter of $1.0 million was $1.7 million or 63.4% unfavorable to 1998. North American reported net income for the quarter ended December 31, 1999 of $.1 million, as compared to net


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income of $.5 million for the fourth quarter of 1998. A net loss in the
Asia-Pacific region of $.1 million was favorable to the loss of $.4 million recorded in the fourth quarter of 1998.

     Full year 1999 European net sales were 77.1 million, 1.7% favorable to 1998, reflecting the impact of the Lokomec acquisition made late in 1998. Net sales in the Asia-Pacific region of $17.5 million were $1.3 million or 7.9% favorable to 1998. North American 1999 net sales of $40.9 million were 23.1% or $12.3 million unfavorable to 1998. Restated, net sales (at 1998 exchange rates) for 1999 were $80.4 million in Europe, a 6.1% increase versus 1998, while sales in the Asia-Pacific region were $16.2 million, equal to 1998 recorded revenues. 1999 net income in Europe of $7.8 million was unfavorable to 1998 by $3.9 million or 33.5%, while a net loss in the North American region of $.2 million was $4.4 million unfavorable to 1998. Asia-pacific region in 1999 recorded a net loss of $.5 million, slightly unfavorable to results for 1998.

     Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

     Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made


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herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

     /CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at 937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444

                                (Tables Follows)


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                           DENISON INTERNATIONAL, plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                   Three Months Ended                  Year Ended
                                      December 31,                    December 31,
USD - (000's)                    1999             1998            1999            1998
                            -------------- -------------------- ------------ ---------------

Net Sales                      $ 34,288         $ 38,523        $135,542        $145,254
Cost of Sales                    23,317           25,049          90,428          90,919
   Gross Profit                  10,971           13,474          45,114          54,335
              %                   32.0%            35.0%           33.3%           37.4%

SG&A                              7,675            9,065          31,967          33,026
   Operating Income               3,296            4,409          13,147          21,309
              %                    9.6%            11.4%            9.7%           14.7%

Other Income                        251              ---             693             (2)
Net Interest Income                 155               36             354             938
   Income Before Taxes            3,200            4,445          12,808          22,245
Tax Provision                     1,558            1,074           4,522           5,955
   Net Income                    $1,642           $3,371          $8,286         $16,290

Basic earnings per share          $0.15            $0.30           $0.75           $1.47

Diluted earnings per share        $0.15            $0.30           $0.74           $1.46



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                           DENISON INTERNATIONAL, plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                    December 31
                                      -------------------------------------
                                             1999               1998
                                      ------------------ ------------------
USD - (000's) Current Assets:
   Cash & Cash Equivalents                  $ 31,174            $35,799
   Accounts receivable, net                   28,267             29,716
   Inventories                                31,453             38,236
   Other current assets                        3,566              4,513
     Total current assets                     94,460            108,264
Property, plant and Equipment, net            24,519             24,726
Other assets                                   9,841             10,467
     Total assets                           $128,820           $143,457

Current liabilities:
   Notes payable to bank                      $5,586            $12,532
   Accounts payable and other accrued
     liabilities                              22,341             29,300
     Total current liabilities                27,927             41,832
Noncurrent liabilities                        19,833             23,098

Shareholders equity:
   Retained earnings                          82,691             74,405
   Other shareholders equity                 (1,631)              4,122
     Total shareholders equity                81,060             78,527
     Total liabilities and
      shareholders equity                   $128,820           $143,457


                                       ###


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DENISON INTERNATIONAL plc

                                        By: /s/ Bruce A. Smith
                                            ------------------------------
                                            Bruce A. Smith
                                            Chief Financial Officer

Date: February 22, 2000


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